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                                 LEHMAN BROTHERS

                                                                December 8, 2005

Ms. Rebekah J. Toton, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

     Re: DealerTrack Holdings, Inc.
         Registration Statement on Form S-1 (File No. 333-126944)

Ladies and Gentlemen:

     As Representative of the several underwriters of the DealerTrack Holdings, Inc. proposed public offering of up to 11,500,000 shares of common stock, we hereby join the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) on December 12, 2005, or as soon thereafter as is practicable.

     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated November 22, 2005 through the date hereof:

     Preliminary Prospectus dated November 22, 2005:

     16,875 copies to prospective Underwriters, institutional investors, dealers and others

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                                       -2-


Securities & Exchange Commission                                December 8, 2005

     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

                                        Very truly yours,

                                        LEHMAN BROTHERS INC.
                                        J.P. MORGAN SECURITIES INC.
                                        WACHOVIA CAPITAL MARKETS, LLC
                                        WILLIAM BLAIR & COMPANY, L.L.C.
                                        SG COWEN & CO., LLC

                                        By: LEHMAN BROTHERS INC.


                                        By: /s/ Arlene Salmonson
                                            ------------------------------------
                                            Arlene Salmonson
                                            Vice President